SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: January 14, 2008

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's First Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended November 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

James Sinclair

Date:   January 14, 2009

James E. Sinclair

Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three Months Ended November 30, 2008 and 2007

Unaudited

Prepared by Management

VANCOUVER, B.C.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three Months Ended November 30, 2008 and 2007

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

November 30, 2008 and August 31, 2008

		November 30 2008	August 31 2008
Assets

Current assets:
	Cash and cash equivalents	$1,546,182	$1,195,237
	Accounts and other receivables	74,950	75,021
	Inventory	485,593	452,339
	Prepaid expenses	66,451	88,340
		2,173,176	1,810,937

Mineral properties and deferred exploration costs (note 3)		25,413,822	24,360,343

Equipment and leasehold improvements		770,068	794,014

		$28,357,066	$26,965,294

Liabilities and Shareholders’ Equity

Current liabilities:
	Accounts payable and accrued liabilities	$536,326	$502,777
	Current portion of obligations under capital lease	49,097	43,626
		585,423	546,403

Obligations under capital lease		32,209	38,435

Shareholders’ equity:
	Share capital (note 4)	62,705,400	61,705,400
	Share subscriptions received	810,203	-
	Contributed surplus	543,378	399,690
	Deficit	(36,319,547)	(35,724,634)
		27,739,434	26,380,456

Nature of operations (note 1)
Subsequent events (note 6)

		$28,357,066	$26,965,294

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“James E. Sinclair”	Director	“Norman Betts”	Director

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian dollars)

Three months ended November 30, 2008 and 2007

	November 30 2008	November 30 2007
Expenses:
Amortization	$24,625	$14,611
Consulting and management fees	59,863	23,375
Directors’ fees	113,158	116,989
Insurance	24,691	23,438
Memberships, courses and training	1,134	610
Office and administration	30,510	37,755
Office rentals	20,823	19,717
Press releases	213	5,621
Printing and mailing	353	193
Professional fees	91,642	49,449
Promotions and shareholder relations	2,947	3,089
Salaries and benefits	275,640	284,267
Stock-based compensation	51,365	27,407
Telephone and fax	5,227	6,383
Transfer agent and listing	46,952	47,999
Travel and accommodation	16,662	6,404
Other	1,918	-
	767,723	667,307

Other expenses (earnings):
Foreign exchange	(185,807)	35,737
Interest, net	1,934	(8,144)
Property investigation costs	11,063	13,992
Write-off of mineral properties and deferred exploration costs (note 3)	-	271,908
	(172,810)	313,493

Loss and comprehensive loss for the year	(594,913)	(980,800)

Deficit, beginning of year	(35,724,634)	(32,026,589)

Deficit, end of year	$(36,319,547)	$(33,007,389)

Basic and diluted loss per share	$(0.007)	$(0.011)

Weighted average number of shares outstanding	88,297,742	86,893,995

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Statements of Cash Flows (Expressed in Canadian dollars) Three months ended November 30, 2008 and 2007
	November 30 2008	November 30 2007

Cash provided by (used in):

Operations:
Loss for the year	$(594,913)	$(980,800)
Items not affecting cash:
Amortization	24,625	14,611
Stock-based compensation	51,365	27,407
Non-cash directors’ fees	82,710	79,679
Write-off of mineral properties and deferred exploration costs	-	271,908
	(436,213)	(587,195)
Changes in non-cash working capital:
Accounts receivable and other receivables	71	(21,058)
Inventory	(33,254)	(93,653)
Prepaid expenses	21,889	16,376
Accounts payable and accrued liabilities	33,549	(341,823)
	(413,958)	(1,027,353)

Investing:
Mineral properties and exploration expenditures (note 3)	(1,043,866)	(528,780)
Option payments received and recoveries	-	(17,919)
Equipment and leasehold improvement expenditures	(679)	(795)
	(1,044,545)	(547,494)

Financing:
Share capital issued - net of issuance costs	1,000,000	1,999,995
Share subscriptions received	810,203	-
Repayment of obligations under capital lease	(755)	(12,357)
	1,809,448	1,987,638

Increase (decrease) in cash and cash equivalents	350,945	412,791

Cash and cash equivalents, beginning of period	1,195,237	1,602,270

Cash and cash equivalents, end of period	$1,546,182	$2,105,061

Supplementary information:
Interest received, net	$1,918	$8,144
Shares issued in current year for subscriptions received in prior year	-	375,000
Stock-based compensation capitalized to mineral properties	9,613	-

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to the Unaudited Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2008 and 2007

(Expressed in Canadian dollars)

1.

Nature of operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) include the accounts of the Company and four subsidiaries have been prepared by management.  These statements have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as described in Note 2 in the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2008.

Changes in Accounting Policies including Initial Adoption

Effective September 1, 2008, the Company adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to the Unaudited Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2008 and 2007

(Expressed in Canadian dollars)

(a)

Section 1535 – Capital Disclosures

This section requires disclosure of any entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue to support exploration and development of mineral properties.

The Company considers the items included in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions as the risk characteristics of the underlying assets.  In order to maintain or adjust its capital structure, the Company may issue new shares.  The Company is not exposed to externally imposed capital requirements.

(b)

Section 3862 and 3863– Financial Instruments – Disclosures and Presentation

This section replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.  The CICA also issued Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

(i)

Disclosure

The Company’s financial instruments consist of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities.

Cash and short-term deposits are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income.

The fair values of cash, accounts receivable, account payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.

(ii)

 Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes.

Credit Risk

The Company is mainly exposed to credit risk on its bank accounts and its short-term deposits.  Bank accounts and short-term deposits are with Canadian Schedule 1 banks with a $20 million counterparty credit limit.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements after taking into account the Company’s holding of cash.  The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk.  The fair value of its portfolio is relatively unaffected by changes in short-term interest rates.

(c)

Section 3031 – Inventories

This section replaced CICA section 3030 of the same name.  The new guidance provides additional measurement and disclosure requirements.  While this standard has been adopted, it has no financial statement impact on the Company.

Recently released Canadian accounting standards:

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 1, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CICA 3064 Goodwill and Intangible Assets:

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard applies to the Company’s  interim and annual financial statements for its fiscal year ending August 31, 2010.

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Mineral Properties and Deferred Exploration and Development Cost

For the Three Months Ended November 30, 2008 and Year Ended August 31, 2008

(Expressed in Canadian dollars)

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total
Balance, August 31, 2006	$ 6,393,041	$ 4,079,789	$ 1,748,284	$ 2,826,034	$ 1,077,512	$ 955,269	-	$ 762,709	$ 486,601	$ 2,264,709	$20,593,948
Shares issued for mineral properties interest	-	-	925,124	-	-	-	-	-	-	-	925,124
Exploration expenditures:
Camp, field supplies and travel	-	13,077	157,810	-	-	-	11,510	1,593	-	66,050	250,040
Exploration and field overhead	17,454	83,156	927,100	8,706	5,631	40,081	97,695	23,782	7,612	146,591	1,357,808
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	(11,233)	(11,233)
Geophysical and geochemical	267	62,821	89,995	-	738	14,291	(414)	524	19,835	127,171	315,228
Property acquisition costs	-	71,801	4,178	-	57,118	13,995	-	-	-	245,856	392,948
Parts and equipment	-	1,304	-	-	-	-	-	-	-	-	1,304
Trenching and drilling	(10,514)	1,527	286,486	-	-	-	14,542	8,403	-	10,382	310,826
Recoveries	(83,404)	(80,321)	-	-	-	(92,670)	-	-	(154,938)	-	(411,333)
	(76,197)	153,365	2,390,693	8,706	63,487	(24,303)	123,333	34,302	(127,491)	584,817	3,130,712
Write-offs	-	-	(77,479)	-	-	(54,210)	(123,333)	(334,538)	(10,802)	(664,669)	(1,265,031)
Balance August 31, 2007	$ 6,316,844	$ 4,233,154	$4,061,498	$ 2,834,740	$ 1,140,999	$ 876,756	$ -	$ 462,473	$ 348,308	$ 2,184,857	$ 22,459,629

Exploration expenditures:
Camp, field supplies and travel	-	6,344	312,588	13,163	6,311	-	4,004	1,015	3,497	65,647	406,225
Exploration and field overhead	-	-	895,209	40,114	14,770	31,636	25,037	18,681	19,091	223,454	1,274,336
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	-	-	179,631	3,813	9,988	603	9,512	3,277	2,883	99,548	309,255
Property acquisition costs	-	-	19,260	-	47,711	14,077	-	-	-	298,176	379,224
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	594,400	-	-	-	-	-	-	-	594,400
Recoveries	(108,533)	(123,451)	-	-	-	(59,440)	-	-	(98,822)	-	(390,246)
	(108,533)	(117,107)	2,001,088	57,090	78,780	(13,124)	38,553	22,973	(73,351)	686,825	2,573,194
Write-offs	-	-	(31,220)	(129,566)	(6,801)	(190,020)	-	(8,472)	(256,438)	(49,961)	(672,478)
Balance August 31, 2008	$ 6,208,311	$ 4,116,047	$ 6,031,366	$ 2,762,264	$ 1,212,978	$ 673,612	$ 38,553	$ 476,974	$ 18,519	$ 2,821,719	$24,360,343

Exploration expenditures:
Camp, field supplies and travel	-	-	99,173	5,698	-	-	-	4,761	-	1,446	111,078
Exploration and field overhead	30,724	-	249,053	26,147	3,471	2,286	3,176	10,319	-	95,766	420,942
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	-	-	138,208	3,029	-	-	-	5,784	-	15,229	162,250
Property acquisition costs	-	-	25,877	-	10,587	15,271	-	-	-	72,098	123,833
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	235,376	-	-	-	-	-	-	-	235,376
Recoveries	-	-	-	-	-	-	-	-	-	-	-
	30,724	-	747,687	34,874	14,058	17,557	3,176	20,864	-	184,539	1,053,479
Write-offs	-	-	-	-	-	-	-	-	-	-	-
Balance November 30, 2008	$ 6,239,035	$ 4,116,047	$ 6,779,053	$2,797,138	$ 1,227,036	$ 691,169	$ 41,729	$ 497,838	$ 18,519	$ 3,006,258	$25,413,822

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to the Unaudited Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2008 and 2007

(Expressed in Canadian dollars)

3.

Mineral properties and deferred exploration costs

(a & b) Itetemia and Luhala Project

The Itetemia property consists of nine contiguous prospecting licences.  The Luhala property consists of six contiguous prospecting licences.

One (now two) of the licenses is subject to an option agreement with Barrick Exploration Africa Ltd. (BEAL).   As at November 30, 2008 the two BEAL option prospecting licences are located at Itetemia.

In January 2007 the Company concluded an option royalty agreement with Sloane Developments Ltd. (“Sloane”), a UK based company for its Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in ten (now eleven) prospecting licenses in the Lake Victoria greenstone belt of Tanzania by making annual option payments and payment for each retained license, and incurring $1 million in expenditures on the licenses on or before the second anniversary date.  Six of these licenses comprise the Luhala Project (all 100%) while the remaining four (now five) licenses constitute the Itetemia Project (all 90%).

(c)

Kigosi Project:

The Kigosi property consists of twenty prospecting licences.  Pursuant to the Purchase and Sale Agreement with Ashanti Goldfields (Cayman) Limited (“Ashanti”) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo property, from Ashanti, the issuance of 20,006 common shares for the transfer of the Dongo rights, as defined in the Agreement, remains outstanding as at November 30, 2008.

(d)

Lunguya Project:

The Lunguya property consists of nine prospecting licenses.

(e)

Kanagele Project:

The Kanagele property consists of eleven prospecting licences.

(f) & (i)

Tulawaka and Biharamulo

The Tulawaka property consists of eleven prospecting licences.  Three Tulawaka licences are subject to an option agreement with MDN Inc.  The Biharamulo property consists of five prospecting licences.  Three of the Biharamulo licences are subject to the option agreement with MDN Inc.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to the Unaudited Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2008 and 2007

(Expressed in Canadian dollars)

(g)

Ushirombo Project:

The Ushirombo property consists of seven prospecting licences.

(h)

Mbogwe Project:

The Mbogwe property consists of six prospecting licences.

4.

Share Capital

(a)

Authorized:

The Corporation’s Restated Articles of Incorporation authorize the Corporation to issue an unlimited number of common shares.  As of January 9, 2008 the Board resolved that the Corporation authorize for issuance up to a maximum of 96,000,000 common shares, subject to further resolutions of the Company’s Board of Directors.

(b)

Issued common shares, warrants and share subscriptions:

	Number of shares	Amount ($)
Balance, August 31, 2007	86,748,493	54,113,279
Issued for private placements	1,031,695	5,724,997
Issued pursuant to share subscriptions agreement	271,374	1,500,000
Issued pursuant to Restricted Shares Unit Plan	62,790	367,124

Balance, August 31, 2008	88,114,352	61,705,400
Issued for private placements	327,225	1,000,000
	88,441,577	62,705,400

During the three months ended November 30, 2008, the Company issued 327,255 common shares at a price of $3.056 per share for a $1,000,000 pursuant to a subscription agreement dated October 1, 2008 with Mr. Sinclair, Chairman and CEO.

During November 2008, the Company received $740,000 for a private placement with Van Tongeren Management LLC.  The transaction was completed on December 9, 2008 and 352,381 common shares were issued at a price of $2.10 per share

 (c)

Restricted Stock Unit Plan

Under the Restricted Stock Unit (“RSU”) Plan employees and outside directors are compensated for their services to the Company.  The annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to the Unaudited Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2008 and 2007

(Expressed in Canadian dollars)

director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

At November 30, 2008 the number of RSUs outstanding under the RSU Plan are as follows:

Granted:

2006

 18,800

2007

 56,007

2008

148,369

At November 30, 2008 the number of RSUs expected to vest (listed by year expected to vest) are as follows:

2009

69,582

2010

56,007

2011

97,587

For the three month period ended November 30, 2008, stock-based compensation expense related to the issue of restricted stock was $143,689 (2007- $107,086).

5.

Transactions with Related parties

During the three months ended November 30, 2008, $113,158 was paid or payable by the Company to directors for professional fees. Directors were paid $30,448 in cash and $82,710 in non cash equivalent RSU during the three month period ended November 30, 2008 compared to $37,312 and $79,679, respectively during the three month period ended November 30, 2007. The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the three months ended November 30, 2008, the legal expense charged by this firm was $24,090.

On October 10, 2008 the Company issued 327,255 common shares at a price of $3.056 per share for a $1,000,000 pursuant to a subscription agreement dated October 1, 2008 with Mr. Sinclair, Chairman and CEO.

At November 30, 2008, the Company has a receivable of $17,728 from Mr. J. Sinclair.

6.

Subsequent Event

On December 9, 2008 the Company completed a private placement with Van Tongeren Management LLC and 352,381 common shares were issued at a price of $2.10 per share for total proceeds of $740,000.

On January 2, 2009 the Company announced that Mr. Sinclair will proceed with the 7th tranche of the $3 million private placement for 69,832 shares at $5.37 per share for proceeds of $375,000. The 7th tranche of the private placement is subject to regulatory approval.  Mr. Sinclair has also agreed to provide the Company with an interest free advance of $375,000.

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Management’s Discussion and Analysis

For Tanzanian Royalty Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three months ended November 30, 2008

(in Canadian dollars)

The Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited Consolidated Financial Statements for the years ended August 31, 2008 and 2007.

The financial information in the MD&A is derived from the Company’s Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described. The effective date of this MD&A is January 12, 2009.

Overall Performance

As of November 30, 2008 the Company had Current Assets of $2,173,176 as compared to $1,810,937 on August 31, 2008.  Deferred Exploration Costs amounted to $25,413,822.

The Company has issued common shares during the first quarter of 2008 in the amount of $1,000,000 (327,225 shares).

Selected Financial Information

	As at and for the year ended Aug 31, 2008	As at and for the year ended Aug 31, 2007	As at and for the three months ended Nov 30,2008	As at and for the three months ended Nov 30,2007
Total Revenues	$0	$0	$0	$0
Net Loss for the period	3,698,045	($3,921,469)	($594,913)	($980,800)
Basic and diluted loss per share	($0.04)	($0.05)	($0.007)	($0.011)
Total assets	$26,965,294	$25,421,472	$28,357,066	$26,193,575
Total long term financial liabilities	$38,435	$75,912	$32,209	$65,074
Cash dividends declared per share	$0	$0	$0	$0

Results of Operations

The loss for the three month period ended November 30, 2008 was $594,913 compared to $980,800 for the comparable period in 2007.  The major reason for the decreased loss before income taxes in 2008 was mainly due to no write off of mineral properties and deferred exploration costs and a foreign exchange gain in the current period.

The use of the Scowcroft Group has increased Consulting expense by $36,488 from $23,375 for the three months period ended November 30, 2007 to $59,863 for same period in 2008.   Professional fees increased by $42,193 for the quarter ended November 30, 2008 to $91,642 from $49,449 for the quarter ended November 30, 2007 due the accrual for 2009 audit fee.  Stock based compensation expense increased by $23,958 during the three month period ended November 30, 2008 due to additional expenses incurred as a result of Restricted Stock Units (RSUs) granted in May 2008.  The Company has experienced a Foreign exchange gain of $185,808 during the three month period ending November 30, 2008.  This is an improvement of $221,544 from the same period in 2007 due the improvement of the US dollar exchange rate from $0.99 at November 30, 2007 to $1.24 at November 30, 2008.

Summary of Quarterly Results (unaudited)

	2008 November 30	2008 August 31	2008 May 31	2008 February 29	2007 November 30	2007 August 31	2007 May 31	2007 February 28
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($594,913)	($660,145)	($904,764)	($1,152,336)	($980,800)	($1,624,739)	($697,573)	($970,354)
Basic and diluted loss per share	($0.007)	($0.007)	($0.010)	($0.014)	($0.011)	($0.020)	($0.008)	($0.011)

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding.

As of November 30, 2008 the Company’s working capital position was $1,588,000 as compared to $1,265,000 on August 31, 2008.  As the Company’s mineral properties advance under various exploration agreements, rental payments could increasingly play a role in funding exploration activities.

The following table sets out the Company’s known contractual obligations as at November 30, 2008:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Capital Lease	US$ 67,917(1)	US$40,985	US$26,932	Nil	Nil

  (1)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.  A prospecting licence is issued for a period of  to three years and is renewable two times for a period of to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $50 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	$1,533,500	$387,500	$799,000	$326,000	$21,000

In August 2006, James E. Sinclair, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a Private Placement Subscription Agreement with the Company (the "Agreement") under which he will subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the Agreement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2007.  As at November 30, 2008 the Company has completed six (6) of the eight (8) tranche private placement:

(a)

May 28, 2007 – 66,254 common shares at a price at a price of $5.66 per share;

(b)

August 14, 2007 – 63,345 common shares at a price of $5.267 per share;

(c)

November 13, 2007 – 63,993 common shares at a price of $5.86 per share;

(d)

February 19, 2008 – 61,871 common shares at a price of $6.061 per share;

(e)

May 14, 2008 – 72,268 common shares at a price of $5.189 per share;

(f)

August 12, 2008 – 73,242 common shares at a price of $5.12 per share.

During the three months ended November 30, 2008 the Company issued 327,225 common shares at a price of $3.056 per share for a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $1 million.

During November 2008, the Company received $740,000 for a private placement with Van Tongeren Management LLC.  The transaction was completed on December 9, 2008 and 352,381 common shares were issued at a price of $2.10 per share.

Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the three months ended November 30, 2008, $113,158 was paid or payable by the Company to directors for professional fees. Directors were paid $30,448 in cash and $82,710 in non cash equivalent RSU during the three month period ended November 30, 2008 compared to $30,105 and $79,677, respectively during the three month period ended November 30, 2007.

The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the three months ended November 30, 2008, the legal expense charged by this firm was $24,090.

On October 10, 2008 the Company issued 327,255 common shares at a price of $3.056 per share for $1,000,000 pursuant to a subscription agreement dated October 1, 2008 with Mr. Sinclair.

On January 2, 2009 the Company announced that Mr. Sinclair will proceed with the 7th tranche of the $3 million private placement for 69,832 shares at $5.37 per share for proceeds of $375,000. The 7th tranche of the private placement is subject to regulatory approval.  Mr. Sinclair has also agreed to provide the Company with an interest free advance of $375,000.

At November 30, 2008, the Company has a receivable of $17,728 from Mr. J. Sinclair.

Restricted Stock Unit Plan

The Board of Directors has implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

At November 30, 2008 the number of RSUs outstanding under the RSU Plan are as follows:

Granted:

2006

 18,800

2007

 56,007

2008

148,369

At November 30, 2008 the number of RSUs expected to vest (listed by year expected to vest) are as follows:

2009

69,582

2010

56,007

2011

97,587

For the three month period ended November 30, 2008, stock-based compensation expense related to the issue of restricted stock was $  143,689 (2007- $107,086).

Changes in Accounting Policies including Initial Adoption

Effective September 1, 2008, the Company adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

Section 1535 – Capital Disclosures

This section requires disclosure of any entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue to support exploration and development of mineral properties.

The Company considers the items included in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions as the risk characteristics of the underlying assets.  In order to maintain or adjust its capital structure, the Company may issue new shares.  The Company is not exposed to externally imposed capital requirements.

(c)

Section 3862 and 3863– Financial Instruments – Disclosures and Presentation

This section replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.  The CICA also issued Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

(iii)

Disclosure

The Company’s financial instruments consist of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities.

Cash and short-term deposits are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income.

The fair values of cash, accounts receivable, account payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.

(iv)

 Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes.

Credit Risk

The Company is mainly exposed to credit risk on its bank accounts and its short-term deposits.  Bank accounts and short-term deposits are with Canadian Schedule 1 banks with a $20 million counterparty credit limit.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements after taking into account the Company’s holding of cash.  The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk.  The fair value of its portfolio is relatively unaffected by changes in short-term interest rates.

(c)

Section 3031 – Inventories

This section replaced CICA section 3030 of the same name.  The new guidance provides additional measurement and disclosure requirements.  While this standard has been adopted, it has no financial statement impact on the Company.

Recently released Canadian accounting standards:

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 1, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CICA 3064 Goodwill and Intangible Assets:

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard applies to the Company’s  interim and annual financial statements for its fiscal year ending August 31, 2010.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and associated costs.  The Company has not recorded a write-down of on mineral properties abandoned during the period ended November 30, 2008.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 88,793,958 common shares outstanding.  223,176 Restricted Stock Units have been granted but not issued.  There were no director and employee stock options outstanding and the Company had no share purchase warrants outstanding.

Subsequent Event

On December 9, 2008 the Company completed a private placement with Van Tongeren Management LLC and 352,381 common shares were issued at a price of $2.10 per share for total proceeds of $740,000.

On January 2, 2009 the Company announced that Mr. Sinclair will proceed with the 7th tranche of the $3 million private placement for 69,832 shares at $5.37 per share for proceeds of $375,000. The 7th tranche of the private placement is subject to regulatory approval.  Mr. Sinclair has also agreed to provide the Company with an interest free advance of $375,000.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under the capital lease, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Litigation

There are no legal proceedings which may have or have had a significant affect on the Company’s financial position or profitability.

Exploration Summary

Kigosi Project

The report period was highlighted by identifying high grade gold mineralization 2.5 kilometres southeast of the Luhwaika Main Zone at the Company's Kigosi Project.

RC (Reverse Circulation) drilling returned gold intersections averaging as high as 30.58 g/t in the Igunda Main shear system across intercept lengths up to 4.0 metres. This high-grade gold mineralization appears to be confined to quartz-veined chlorite schist shears. Based on a preliminary interpretation of the down-hole geology and assay results, there appears to be up to three sub-parallel shear zones hosting gold mineralization in and around the Igunda workings.

While poor ground conditions (and rains) slowed down drilling at times, overall drill progress was well within acceptable performance limits. Some diamond drilling was also completed in the Igunda Main Zone and the Luhwaika West areas along with numerous short RAB (Rotary Air Blast) holes which were designed to establish near surface gold potential that will be further evaluated by RC drilling. Drilling was conducted on an almost continuous basis during the period to maximize data accumulation before the onset of the rainy season.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Controls and Procedures

During the quarter period ended November 30, 2008 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 30, 2008.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of November 30, 2008:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to financial reporting matters and internal control over financial reporting.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This material weakness is pervasive.

Changes in Internal Controls over Financial Reporting

There has been no material change in internal control over financial reporting.

•

Management continues to review the current assignment of responsibilities and has reassigned responsibilities to improve the segregation.  In addition, Management will identify and may hire additional accounting resources where required to redistribute and eliminate overlapping of duties.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure and determined that, as a result of the material weakness in internal control over financial reporting described above, as of November 30, 2008 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, James E. Sinclair, Chairman and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending November 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  January 12, 2009

“James E. Sinclair”

James E. Sinclair

Chairman and CEO

Form 52-109F2 - Certification of Interim Filings

I, Regina Kuo-Lee, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending November 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  January 12, 2009

“Regina Kuo-Lee”

Regina Kuo-Lee

Chief Financial Officer